March 27, 2013

VIA EDGAR

Mr. Jeffrey Long

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C. 20549-8626

RE:	Clough Global Allocation Fund (the “Registrant” or the “Fund”)

Investment Company Act File No. 811-21583

Dear Mr. Long:

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on March 1, 2013 with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth in the numbered paragraphs below are your comments of March 1, 2013, followed by the Registrant’s responses. In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1)

Comment: As the Fund has paid out return of capital in recent distributions; you requested that rather than refer to ‘dividend yield’ in the fact sheets on the Fund’s website, the fact sheets should be revised to refer to it as a ‘distribution’ or ‘distribution rate’.

Response: Requested revision will be incorporated to the Fund’s fact sheets on the website.

2)	Comment: You provided several comments regarding the Registrant’s Form N-CSR filing for its fiscal year ended March 31, 2012, as filed on June 4, 2012. In particular, you noted the following:

(a) The Fund’s name suggests it will focus on investments in global securities. Accordingly, how does the Fund comply with the requirement of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and that such funds must invest at least 80% of its net assets in the type of investment suggested by their name?

(b) You stated that in the Statement of Investments, the securities sold short should be broken out by corresponding industry sectors.

(c) You stated that the Shareholder Letter references that Goodyear Tire and Rubber Company (“Goodyear”) was sold but the Statement of Investments still reflects that Goodyear was held by the Fund as of March 31, 2012.

(d) You noted that the Annual Fund Operating Expense in the Fund’s original prospectus did not contain a line item for Dividend Expense on Short Sales or Acquired Fund Fees and Expenses. As the Fund does invest in securities that produce dividend expenses on shorts sales and there are acquired fund fees and expenses associated with securities now held by the Fund, you inquired whether the Fund would consider updating its prospectus to reflect these line items.

(e) You noted that the Statement of Investments for the Registrant is substantially identical to the Statement of Investments for the Clough Global Equity Fund (Investment Company Act File No. 811-21712) (“GLQ”) and Clough Global Opportunities Fund (Investment Company Act File No. 811-21846) (“GLO”)(together with the Registrant, the “Funds”). You noted that the advisory fee for the Registrant is 0.70% of average daily net assets, while the advisory fee for GLQ and GLO is 0.90% and 1.00% of GLQ’s and GLO’s average daily total assets, respectively. Please explain how the Boards of Trustees of the Funds (collectively the “Board”) is comfortable with the varying advisory fees given the similarity in the Statement of Investments.

(f) You stated that Section 18(a)(1) of the 1940 Act requires a senior security to be subject to an asset coverage test of 300% after such security’s issuance or sale or at the time of declaration of any dividend or distribution. You stated that it appears based off the Registrant’s financial statements contained in its Form N-CSR filing, the Registrant may have fallen below the asset coverage required under Section 18(a)(1) of the 1940 Act.

(g) In the Notes to the Financial Statements, for the Level III securities there is a sensitivity analysis required under Accounting Standards Update 2011-04. Please ensure that the sensitivity analysis is included into future filings of the Registrant.

Response:

(a) The Registrant believes the Fund is not subject to Rule 35d-1 of the 1940 Act and thus is not subject to the “80% Test”. The term “global” commonly means U.S. and non-U.S. securities. The investment objective of the Fund is to provide a high level of total return. The Fund seeks to pursue this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt in both U.S. and non-U.S. markets.

(b) Requested revision will be incorporated to future Registrant filings on Form N-CSR.

(c) As of fiscal year ended March 31, 2012 the Fund did hold a position in Goodyear, however the Fund divested its position in Goodyear at the time of writing the Shareholder Letter, which was written after fiscal year ended March 31, 2012.

(d) As the Fund is a closed-end investment company, it is not required to annually update its prospectus. The Registrant believes the best manner to communicate any changes in expenses to shareholders is through its required dissemination of its semi-annual and annual report to shareholders. However, the Registrant will consider the Commission’s comments in any future updates to the Registrant’s prospectus, if any.

(e) In connection with the renewal of the Registrant’s Investment Advisory and Management Agreement (the “Advisory Agreement”) between the Registrant and Clough Capital Partners LP (the “Advisor”), the Board requests and receives detailed information furnished by the Advisor that allows the Board to assess such information as may reasonably be necessary to permit the Board to evaluate the terms of the Advisory Agreement. Included in the information provided to the Board by Clough Capital is a comparison of the Funds’ advisory fee rates with fee rates charged by Clough Capital to other clients which it provides comparable services, with an explanation of differences between fees rates and criteria used in the analysis including services, costs and performance. While all three Funds have a similar investment mandate, the Board considers certain factors such as GLQ must have a minimum of 80% of its assets in equity or equity-related securities, therefore GLQ has higher risk than the Registrant and the Registrant can rely on non-equity investments to diversify. Further, GLO can use more aggressive investment vehicles than the Registrant or GLQ such as long-dated leap options, which can have greater risk as well as are more complex products. A full discussion of the Board’s analysis regarding the renewal of the Investment Advisory and Management Agreement between the Registrant and Clough Capital Partners LP may be found in the Registrant’s Form N-CSR filing for its semi-annual period ended September 30, 2012 as filed on December 7, 2012.

(f) The Registrant has entered into a Committed Facility Agreement with BNP Paribas Prime Brokerage, Inc. (the “Facility”) whereby the Registrant is allowed to borrow funds. The Registrant believes it has met the 300% asset coverage test imposed by Section 18(a)(1) of the 1940 Act as the Registrant believes the calculation of the asset coverage of at least 300% occurs when the Registrant entered into the Facility and anytime the Registrant draws on the Facility and not on a daily basis. Moreover, as the Facility is not considered a ‘senior security’ per Section 18(g) of the 1940 Act, the Registrant is not required to meet the 300% asset coverage test at the time of declaration of dividend or distribution.

(g) Requested revision will be incorporated to future Registrant filings on Form N-CSR.

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)	The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin D. Nelson
Erin D. Nelson, Esq.
Secretary, Clough Global Allocation Fund

cc:	Board of Trustees, Clough Global Allocation Fund

Jeremy O. May, Treasurer, Clough Global Allocation Fund

Dawn Cotten, Assistant Treasurer, Clough Global Allocation Fund

Theodore Uhl, Chief Compliance Officer, Clough Global Allocation Fund

Philip Niehoff, Esq., Mayer Brown LLP

Peggy McCaffrey, Cohen Fund Audit Services, Ltd.

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